UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VOLTERRA SEMICONDUCTOR CORPORATION
(Name of Subject Company (Issuer))

VICTORY MERGER SUB, INC.
a Wholly Owned Subsidiary of

MAXIM INTEGRATED PRODUCTS, INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 (Title of Class of Securities)

928708106
(CUSIP Number of Class of Securities)

Mark Casper
Associate General Counsel, Managing Director, Legal
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134
408-601-5865
(Name, address, and telephone numbers of person
authorized to receive notices and communications on behalf of filing person )

With Copies to:

Matthew Gemello
Baker & McKenzie LLP
660 Hansen Way
Palo Alto, California 94304
650-856-5541
________________________________________________________________________

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
Not Applicable*	Not Applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

□    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_____________________________
Form or Registration No.: ____________________________
Filing Party: _______________________________________
Date Filed: ________________________________________

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.
□    issuer tender offer subject to Rule 13e-4.
□    going-private transaction subject to Rule 13e-3.
□    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
□    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
□    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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On August 15, 2013, Maxim Integrated Products, Inc. (“Maxim”) issued a press release announcing that it, along with Victory Merger Sub, Inc., a wholly owned subsidiary of Maxim, had entered into an Agreement and Plan of Merger, dated August 15, 2013, with Volterra Semiconductor Corporation (“Volterra”). A copy of the press release appears below:

Press Release

Media Contact: LuAnn Walden, Corporate Communications Maxim Integrated (408) 601-5430 luann.walden@maximintegrated.com	Financial Contacts: Venk Nathamuni, Investor Relations Maxim Integrated (408) 601-5293 venk.nathamuni@maximintegrated.com
Mike Burns, Chief Financial Officer Volterra Semiconductor (510) 743-1336 mburns@volterra.com

Maxim Integrated Announces Definitive Agreement to Acquire Volterra Semiconductor, a Leader in Integrated Power

•	Maxim Integrated to acquire Volterra Semiconductor for $23 per share

•	Transaction valued at $605 million equity value; $450 million enterprise value

•	Maxim expects transaction to be immediately accretive to GAAP EPS, excluding special items

•	Volterra product portfolio increases Maxim's leadership position in integrated power management

•	Adds talented engineering team with proven track record of success

SAN JOSE, CA- August 15, 2013 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) announced it has entered into a definitive agreement to acquire Volterra Semiconductor Corp. (NASDAQ:VLTR) for $23 per share, which represents a 55% premium to Volterra Semiconductor's closing share price on August 14, 2013. The transaction value is approximately $605 million equity value or $450 million net of Volterra's cash position of approximately $155 million.

Volterra is an industry leader in high-current, high-performance, and high-density power management solutions. The company develops highly integrated solutions primarily for the enterprise, cloud computing, communications, and networking markets. Volterra's portfolio of highly integrated products enables better performance, smaller form factors, enhanced scalability, improved system management, and lower total cost of ownership.

“Maxim Integrated is known for its highly integrated solutions. With Volterra, we will strengthen our position in the enterprise and communications markets,” said Tunç Doluca, Maxim's President and Chief Executive Officer. “We add a very talented team and leading-edge proprietary technology in high-current power management solutions, which further diversifies our business model.”

“This is an attractive transaction for our employees, customers, and investors,” said Jeffrey Staszak, Volterra's President and Chief Executive Officer. “The Volterra team will build upon Maxim's scale and market leadership to expand our ability to deliver innovative and differentiated products to our customers. We remain committed to providing our customers with advanced technology solutions and world-class quality and support. Joining forces with the innovative Maxim team will present exciting new opportunities for Volterra's talented employees.”

At $9 billion, power management is currently the largest and fastest-growing product segment in the analog market, according to Databeans. Maxim offers a broad portfolio of products for power conversion: switching regulators, linear regulators, charge pumps, digital Point-of-Load (POL) converters, and Power Management Integrated Circuits (PMICs), primarily in medium-to-low current applications. Volterra's high-current technology expands our position in this growing segment of the analog market.

Pending regulatory approvals, Maxim's acquisition of Volterra is expected to close early in the December quarter.

Conference Call
Maxim has scheduled a conference call on August 15, 2013 at 5:30 a.m. Pacific Time to discuss the acquisition. To listen via telephone, dial (866) 804-3545 (toll free) or (703) 639-1326. The call will be webcast by Shareholder.com and can be accessed at www.maximintegrated.com/investor. A presentation on Maxim's Investor Relations webpage details the strategic rationale for the acquisition. This presentation may also be accessed at www.maximintegrated.com/investor.

About Maxim Integrated
At Maxim Integrated, we put analog together in a way that sets our customers apart. In Fiscal 2013, we reported revenues of $2.44 billion.

About Volterra
Volterra Semiconductor Corporation, headquartered in Fremont, CA, designs, develops, and markets leading edge silicon solutions for low-voltage power delivery. The Company's product portfolio is focused on advanced switching regulators for the computer, datacom, storage, and portable markets. Volterra operates as a fabless semiconductor company utilizing world-class foundries for silicon supply. The Company is focused on creating products with high intellectual property content that match specific customer needs. For more information please visit www.Volterra.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by phrases such as Maxim, Volterra or management of either company "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial impact, and other statements of management's beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Maxim or Volterra stock. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the ability of the parties to consummate the proposed merger and the satisfaction of the conditions precedent to consummation of the proposed merger, including the ability to secure regulatory approvals at all or in a timely manner; the ability of Maxim to successfully integrate Volterra's operations, product lines and technology and realize additional opportunities for growth; the ability of Maxim to realize synergies in terms of growth and cost savings; and the other risks and important factors contained and identified in Maxim's and Volterra's most recent Annual Report on Form 10-K, and other SEC filings of the companies, that could cause actual results to differ materially from the forward-looking statements. All forward-looking statements included in this news release are made as of the date hereof, based on the information available to Maxim as of the date hereof, and Maxim assumes no obligation to update any forward-looking statement except as required by law.

Important Additional Information Will Be Filed with the U.S. Securities and Exchange Commission
This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Volterra's stock. Maxim has not commenced the tender offer for shares of Volterra's stock described in this announcement.  Upon commencement of the tender offer, Maxim will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Volterra will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC's website at www.sec.gov or by contacting the investor relations departments of Maxim or Volterra at their respective email addresses included below.

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On August 15, 2013, the following communication was sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra, to customers of Volterra:

Customer Email

Dear Valued Volterra Customer,

Today Maxim Integrated Products announced it has entered into a definitive agreement to acquire Volterra Semiconductor.  The transaction is subject to regulatory approvals, customary closing conditions and other conditions specified in the merger agreement.  We expect the transaction to close in the fourth calendar quarter of 2013.

Maxim Integrated invents highly integrated solutions that make technology seamless.  The acquisition adds Volterra Semiconductor's integrated power management solutions to Maxim's strong portfolio of products to address the mobility, industrial, medical, computing, communications and automotive markets.  The combined product lines of Maxim Integrated and Volterra Semiconductor would offer you a broader range of innovative solutions to serve your needs.

Operationally it will be business as usual for our customers.  We will communicate any changes that may occur to you as timely as possible, but for the foreseeable future, we request that you continue to do business using your current contacts and processes for Volterra Semiconductor products.

We remain committed to providing you with outstanding customer service, advanced technology solutions, industry leading supply chain management, and world-class quality and manufacturing.  We look forward to a long and mutually beneficial relationship.

If you have any questions or concerns, please contact your local sales support person.

Best Regards,

Jeffrey J. Staszak
President and CEO
Volterra Semiconductor

Important Additional Information Will Be Filed with the U.S. Securities and Exchange Commission
This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Volterra's stock. Maxim has not commenced the tender offer for shares of Volterra's stock described in this announcement.  Upon commencement of the tender offer, Maxim will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Volterra will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC's website at www.sec.gov or by contacting the investor relations departments of Maxim or Volterra at their respective email addresses included below.

________________________________________________________________________

On August 15, 2013, the following communication was sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra, to employees of Volterra:

Everyone,

I am excited to report that, as announced early this morning, Volterra has entered into a definitive agreement to be acquired by Maxim Integrated Products in an all-cash transaction for $23 per share of Volterra stock, representing a 55% premium to Volterra's closing stock price yesterday.  This acquisition agreement, approved by both companies' Boards of Directors represents an exceptional opportunity for the employees, customers, and shareholders of both Maxim and Volterra.  We believe this combination could significantly accelerate the achievement of our long-term goals with complementary technologies and customer channels and a common focus and vision.

As the leader in analog integrations, Maxim is one of the largest analog systems companies with approximately 9,000 employees, 2012 fiscal revenues of $2.4 billion and a market cap in excess of $8 billion.  Its product portfolio includes leadership in the consumer, industrial, communications and computing markets.

Our combined portfolio of products and system solutions would better serve a broader customer base with more complete offerings by bringing together the leaders of analog integration and power integration.  Our combined products and solutions would enable our customers' platforms with even greater differentiation, integration and performance. Together we could deliver to our customers a significantly superior solution to that of our competitors.  We believe that our combined scale would increase our ability to quickly deliver products in higher volumes to enable our customers to aggressively introduce new and innovative products.

The companies' expectation is to close the transaction in the fourth quarter of 2013 subject to required regulatory approvals and other customary closing conditions.

We will be holding an Employee Communications meeting today at 11:00am PT in our large break room for our Fremont employees.  US based employees outside of Fremont are encouraged to dial in for a “Go To Meeting”.  I will introduce you to Tunc Doluca, President and CEO of Maxim, Matt Murphy, SVP of Communications and Automotive  and Steve Yamasaki, VP of HR at Maxim.  They will provide additional information about the announcement and our shared vision.  We will have separate meetings for those of you located internationally. Our international locations will be notified separately of the date and time.

This is a very exciting day for Volterra as we take our next big step forward in building our business. I look forward to seeing you at the Employee Communications meeting and talking with some of our international teams within the next week.  Jeff

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by phrases such as Maxim, Volterra or management of either company "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial impact, and other statements of management's beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Maxim or Volterra stock. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the ability of the parties to consummate the proposed merger and the satisfaction of the conditions precedent to consummation of the proposed merger, including the ability to secure regulatory approvals at all or in a timely manner; the ability of Maxim to successfully integrate Volterra's operations, product lines and technology and realize additional opportunities for growth; the ability of Maxim to realize synergies in terms of growth and cost savings; and the other risks and important factors contained and identified in Maxim's and Volterra's most recent Annual Report on Form 10-K, and other SEC filings of the companies, that could cause actual results to differ materially from the forward-looking statements. All forward-looking statements included in this news release are made as of the date hereof, based on the information available to Maxim as of the date hereof, and Maxim assumes no obligation to update any forward-looking statement except as required by law.

Important Additional Information Will Be Filed with the U.S. Securities and Exchange Commission
This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Volterra's stock. Maxim has not commenced the tender offer for shares of Volterra's stock described in this announcement.  Upon commencement of the tender offer, Maxim will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Volterra will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC's website at www.sec.gov or by contacting the investor relations departments of Maxim or Volterra at their respective email addresses included below.

________________________________________________________________________

On August 15, 2013, the following communication was sent on behalf of Jeffrey J. Staszak, President and CEO of Volterra, to suppliers of Volterra:

Dear Valued Volterra Semiconductor Supplier,

Today Maxim Integrated Products announced it has entered into a definitive agreement to acquire Volterra Semiconductor.  The transaction is subject to the regulatory approvals, customary closing conditions and other conditions as set forth in the definitive agreement.  We expect the transaction to close in the fourth calendar quarter of 2013.

Maxim Integrated invents highly integrated solutions that make technology seamless.  The acquisition adds Volterra Semiconductor's integrated power management solutions to Maxim's strong portfolio of products that address the mobility, industrial, medical, computing, communications and automotive markets.

Operationally it will be business as usual for our supply chain partners.  We look forward to working closely with you after the acquisition is completed and request that you continue to do business using your existing contacts and processes currently in place with Volterra Semiconductor.

Best Regards,

Jeffrey J. Staszak
President and CEO
Volterra Semiconductor

Important Additional Information Will Be Filed with the U.S. Securities and Exchange Commission
This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Volterra's stock. Maxim has not commenced the tender offer for shares of Volterra's stock described in this announcement.  Upon commencement of the tender offer, Maxim will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Volterra will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC's website at www.sec.gov or by contacting the investor relations departments of Maxim or Volterra at their respective email addresses included below.
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“SAFE HARBOR” STATEMENT
This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by phrases such as Maxim, Volterra or management of either company "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction, including its financial impact and expected benefits and timing, and other statements of management's beliefs, intentions or goals, including related to the proposed transaction, also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Maxim or Volterra stock. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the ability of the parties to consummate the proposed transaction and the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals at all or in a timely manner; any adverse impacts on the business of Maxim or Volterra during the pendency of the proposed transaction; the ability of Maxim to successfully integrate Volterra's operations, product lines and technology and realize additional opportunities for growth; the ability of Maxim to realize synergies in terms of growth and cost savings; and the other risks and important factors contained and identified in Maxim's and Volterra's most recent Annual Report on Form 10-K, and other SEC filings of the companies, that could cause actual results to differ materially from the forward-looking statements. All forward-looking statements included in this filing are made as of the date hereof, based on the information available to Maxim as of the date hereof, and Maxim assumes no obligation to update any forward-looking statement except as required by law.

NOTICE TO INVESTORS
This filing and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of Volterra. Maxim has not commenced the tender offer for shares of Volterra's stock described in this filing. Upon commencement of the tender offer, Maxim and its wholly-owned subsidiary intend to file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Volterra will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 and, if required, will file a proxy statement or information statement with the SEC in connection with the merger at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of shares of Volterra's stock. The solicitation of offers to buy shares of Volterra's stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Stockholders should read the offer to purchase and solicitation/recommendation statement, the tender offer statement on Schedule TO, the proxy statement, the information statement and all related documents and exhibits if and when such documents are filed and become available, as they will contain important information about the tender offer and the proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC's website at www.sec.gov, by contacting the investor relations departments of Maxim or Volterra at their respective email addresses included below or from the information agent Maxim selects.
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